ORRICK, HERRINGTON & SUTCLIFFE llp 1000 Marsh Road Menlo Park, CA 94025 tel 650-614-7400 fax 650-614-7401 www.orrick.com

January 16, 2009	Lowell D. Ness
(650) 614-7455
lness@orrick.com
Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549

Re:	VirnetX Holding Corporation (the “Company”) Amendment No. 6 to Registration Statement on Form S-1 (the “Registration Statement”) Filed January 2, 2009 File No. 333-153645
Dear Ms. Jacobs,
Please find, as set forth below, the Company’s responses to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 13, 2009 (the “Staff Letter”). For the Staff’s convenience, the Staff’s comments from the Staff Letter are set forth in italics before each response.
General
1. In light of the changes in the underwriting agreement in this offering, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional concerns with respect to the proposed underwriting agreements.
The Company notes the Staff’s comments and will provide the FINRA letter upon receipt, and will request that FINRA contact the Staff directly when it has finished its review and has no additional concerns with respect to the proposed underwriting agreements.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 29
2. We note that the company now expects that the net proceeds from this offering, in combination with the available cash on hand, will only be sufficient to fund operations for the next five months and that the company is counting on generating revenue from collaborative agreements with corporate partners to have sufficient capital to fund

January 16, 2009
VirnetX Holding Corporation

operations for a full 12 months. Please disclose the status of any collaborative agreements with corporate partners. Please also disclose how you anticipate funding your operations for the next 12 months if you are not able to generate your forecasted revenue from such collaborative agreements. In addition, please revise your disclosure in the summary, risk factors and use of proceeds sections of the prospectus to indicate that the full proceeds of this offering may be used to fund your operations and that such proceeds, in addition to cash on hand, may only be sufficient to fund your operations for the next five months.
The Company notes the Staff’s comments and respectfully submits that the Company is in development stage and, although it has aggressively pursued collaborative agreements with corporate partners, the Company has not entered into any collaborative agreement with corporate partners to date. Accordingly, the Company has decided to limit its discussion in this section of the prospectus to the discussion of the Company’s cash position assuming only receipt of the net proceeds of the offering.
The Company notes the Staff’s questions regarding how the Company anticipates funding its operations if it is not able to generate sufficient revenue and the Company respectfully submits that it has previously disclosed that if the Company is unable to generate sufficient capital or sufficient revenue from its commercialization efforts, the Company may be required to cease operations or to reduce the cash used in its business, including the termination of its commercialization efforts, the sale of its patent portfolio or other assets, the abandonment of its litigation with Microsoft or others and the reduction in overall operating activities.
The Company notes the Staff’s suggestions regarding the revised disclosure in the summary, risk factors and use of proceeds sections of the prospectus and has accordingly revised such sections to indicate that the full proceeds of this offering may be used to fund the Company’s operations and that such proceeds, in addition to the cash on hand, may only be sufficient to fund its operations for the next five months.
Compensation Discussion and Analysis
Named Executive Officers’ Compensation
Base Salary, page 48
3. We note that both of your named executive officers received significant increases in their base salaries for fiscal year 2008. Please discuss the factors the compensation committee considered in determining the increases in your officers’ base salaries.

January 16, 2009
VirnetX Holding Corporation

The Company notes the Staff’s comments and respectfully submits that, as was disclosed by Form 8-K filed with the Securities and Exchange Commission on January 7, 2008, the Company’s compensation committee made a determination to increase Mr. Larsen’s base salary for the fiscal year 2008 at a meeting held on December 31, 2007. At that time, the compensation committee performed the Company’s benchmarking analysis and, in acknowledgment of Mr. Larsen’s services during the merger and in recognition of his increased responsibilities in the management of a fully-operating public company following the merger, the compensation committee decided to increase Mr. Larsen’s base salary accordingly. The Company has updated the disclosure in Amendment No. 7 to the Company’s Registration Statement on Form S-1 in accordance with the Staff’s comments to reflect these factors considered by the committee in determining the executive compensation of Mr. Larsen.
Mr. Sliney became the Company’s Chief Financial Officer in October 2007 and the summary compensation table for the fiscal year 2007 reflects approximately three (3) months of his service in that position at an annual base salary of $175,000. In June 2008, increases in support staff at the Company, including the hiring of a corporate controller, enabled Mr. Sliney to reduce his workload and his annual base salary was accordingly reduced to $43,752. The disclosure in Amendment No. 7 has been revised to reflect this additional information.
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Please let us know if you have any questions
Very truly yours,

/s/ Lowell D. Ness
Lowell D. Ness
Orrick, Herrington & Sutcliffe LLP
cc: Kendall Larsen (VirnetX Holding Corporation)
/Enclosures/

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